As filed with the Securities and Exchange Commission on August 22, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

The PMI Group, Inc.

(Name of Subject Company (issuer))

The PMI Group, Inc.

(Name of Filing Person (offeror))

2.50% Senior Convertible Debentures due 2021

(Title of Class of Securities)

69344M AC 5 and 69344M AE 1

(CUSIP Number of Class of Securities)

Victor J. Bacigalupi, Esq.

Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

The PMI Group, Inc.

3003 Oak Road

Walnut Creek, California 94597-2098

(925) 658-7878

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing person)

Copy to:

John L. Savva, Esq.

Sullivan & Cromwell LLP

1870 Embarcadero Road

Palo Alto, California 94303

(650) 461-5600

Calculation of Filing Fee

Transaction Valuation(1)(2)	Amount of Filing Fee
$358,726,049	$38,383.69

(1)	This Schedule TO relates to the exchange by The PMI Group, Inc. of an aggregate principal amount of up to $359,892,000 of The PMI Group, Inc.’s new 2.50% Senior Convertible Debentures due 2021 (the “New Securities”) plus an exchange fee, for a like principal amount of The PMI Group Inc.’s currently outstanding 2.50% Senior Convertible Debentures due 2021 (the “Old Securities”).
(2)	This is the maximum principal amount of The PMI Group, Inc.’s issued and outstanding Old Securities that The PMI Group, Inc. may receive from tendering holders, reduced by an exchange fee of $3.50 for each $1,000 in face value of the Old Securities. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $107.00 for each $1,000,000 of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$38,383.69
Form or Registration No.:	Form S-4 (File No. 333-135579)
Filing party:	The PMI Group, Inc.
Date filed:	July 3, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Amendment No. 3 (this “Amendment”) to the Issuer Tender Offer Statement on Schedule TO (the “Schedule TO”) is filed by The PMI Group, Inc., a Delaware Corporation (the “Company”), and relates to an offer by the Company (the “Exchange Offer”) to exchange $1,000 principal amount of a new series of the Company’s 2.50% Senior Convertible Debentures due 2021 (the “New Securities”) and an exchange fee of $3.50 for each $1,000 principal amount of validly tendered and accepted outstanding 2.50% Senior Convertible Debentures due 2021 of the Company (the “Old Securities”) upon the terms and subject to the conditions contained in the prospectus, subject to amendment, dated July 18, 2006 (as amended on August 4, 2006, the “Prospectus”) and the related Letter of Transmittal, which are parts of the Company’s Registration Statement on Form S-4 (File No. 333-135579), as amended (the “Registration Statement”) and which are incorporated herein by reference. This Amendment amends and supplements the Schedule TO-I filed by the Company on July 18, 2006, as amended and supplemented, as set forth below. This Amendment is intended to satisfy the disclosure requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

The Exchange Offer expired at 5:00 p.m., New York City time, on August 16, 2006. The Company has been advised by The Bank of New York Trust Company, N.A., the exchange agent for the Exchange Offer, that $341,478,000 aggregate principal amount of the Old Securities, representing approximately 95% of the outstanding principal amount of the existing debentures, were tendered for exchange. All of the Old Securities that were properly tendered and not withdrawn have been accepted for exchange.

ITEM 12. EXHIBITS

Item 12 is hereby amended and supplemented to add the following exhibit:

(a)(6)     Press release dated August 22, 2006.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The PMI Group, Inc.

/s/ Donald P. Lofe, Jr.
Name:	Donald P. Lofe, Jr.
Title:	Executive Vice President and Chief Financial Officer

Date: August 22, 2006

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